UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 12)

                VIDEO LOTTERY TECHNOLOGIES, INC.
                --------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                  ----------------------------
                 (Title of Class of Securities)

                            92656M10
                            --------
                         (CUSIP Number)

                          William Spier
                       444 Madison Avenue
                           38th Floor
                    New York, New York 10022
                         (212) 759-3287
             ---------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                       - with a copy to -

                      Peter S. Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York 10004
                         (212) 820-8000

                        January 14, 1997
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                        Page 1 of 3 Pages


         This Amendment No. 12 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

         Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the
Schedule 13D.

         Item 4 of the Schedule 13D is hereby amended to add the following information.

Item 4.  Purpose of Transaction
------   ----------------------

         Mr. Spier has withdrawn his proposal to acquire the Company in a transaction in which $6.00 per Share in cash would have been paid for all Shares. Mr. Spier cited the continued refusal of the Company's Board of Directors to seriously consider the proposal and the majority of the Board's apparent stubborn commitment to raising unreasonable obstacles to the proposed transaction. Mr. Spier stated that he had waited two months for the Company to respond to his proposal and the Board had yet to provide him with any basis for concluding that the proposal would be reviewed fairly and with the interests of the Company's stockholders placed above those of the Company's management. Mr. Spier noted his disappointment that the Board had chosen to disregard a transaction structured to provide any objective businessperson with confidence that it would be consummated and, in any event, fully protected the Company against all risks that it would not be consummated and which the Company's financial advisor had stated was economically feasible.

                            Signature
                            ---------
         After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  ALPINE ASSOCIATES, LTD.


/s/ William Spier                 By: /s/ William Spier
-----------------                     -----------------
William Spier                         William Spier
                                      Pursuant to Power of Attorney


VIDEO INVESTMENT PARTNERS, L.P.   GABRIEL CAPITAL, L.P.


By: /s/ William Spier             By: /s/ William Spier
    -----------------                 -----------------
   William Spier                      William Spier
   Managing General Partner           Pursuant to Power of Attorney


ASGARD LTD.                       LBN INVESTMENT ASSOCIATES, L.P.


By: /s/ William Spier             By: /s/ William Spier
    -----------------                 -----------------
   William Spier                      William Spier
   Pursuant to Power of Attorney      Pursuant to Power of Attorney


PARKWAY M & A CAPITAL             HOMER NOBLE
 CORPORATION


By: /s/ William Spier             By: /s/ William Spier
    -----------------                 -----------------
   William Spier                      William Spier
   Pursuant to Power of Attorney      Pursuant to Power of Attorney

Date:  January 14, 1997